

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 19, 2010

Via facsimile and US Mail
Mr. Philip Falcone
c/o Thomas H. Kennedy, Esq.
Skadden, Arps, Slate, Meager & Flom LLP
Four Times Square
New York, NY 10036

> **RE: Skyterra Communications, Inc.**
> **Schedule 13E-3/A**
> **File No. 5-36742**
> **Filed February 16, 2010**
> **Amendment No. 3 to Preliminary Proxy Statement on**
> **Schedule 14A**
> **File No. 000-13865**
> **Filed February 16, 2010**

Dear Mr. Falcone:

We have reviewed the above amendment filings and have the following comments.

Schedule 13E-3/A

PRER 14A

General

1. Please refer to Instruction 2(b) of Item 14 of Schedule 14A. Financial statements of the type specified therein are considered material in the context of a going private transaction. Please refer also to the requirements set forth for the age of financial statements at the time of mailing of the proxy statement as specified in Item 3-01(c) and (d) of Regulation S-X. Please revise and update your disclosure accordingly or advise.

Plans for Skyterra after the Merger, page 48

2. We refer to revised text appearing under this heading. Please further clarify the filing parties' plans with respect to Skyterra post merger and in the event the

merger is not approved. Your disclosure states that there are no plans to use Skyterra to pursue a possible acquisition of Inmarsat using the MCSA. Clarify however, whether there are <u>any</u> plans the filing parties have to use Skyterra to effect transactions to acquire or enter into joint ventures with Inmarsat outside of the terms of the MCSA (i.e., plans which involve Skyterra that would be done pursuant to new agreements executed amongst the parties.) We note for example in the July 13, 2009 UBS materials filed, reference to the use of a special purpose vehicle containing Skyterra to take Inmarsat private. Please revise or advise.

<u>Closing Comments</u>

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757.   You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions